

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-Mail
Darren J. Tangen
Chief Operating Officer, Chief Financial Officer and Treasurer
Colony Financial, Inc.
2450 Broadway, 6th Floor
Santa Monica, California   90404

       Re: Colony Financial, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2013
          Filed February 27, 2014
          File No. 001-34456

Dear Mr. Tangen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief